Exhibit 99.1

Brooge Energy Reports Record Revenue of $44 million for Fiscal Year 2019, an Increase of 23% Year-Over-Year

NEW YORK, June 30, 2020 (GLOBE NEWSWIRE) --  Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), today announced its financial results for the full year ended December 31, 2019.

Full Year 2019 Financial Highlights:

•	Record revenue of $44 million, an increase of 23% year-over-year
•	Gross profit of $34 million, an increase of 29% year-over-year

Operational Highlights:

•	Phase I commenced operations in Jan 2018 and is comprised of 14 oil storage tanks with an aggregate oil storage capacity of 2.5 million barrels.
•	Phase II construction commenced in September 2018 and is expected to be comprised of 8 oil storage tanks with capacity for 3.8 million barrels. It is expected to be completed by the fourth quarter 2020 and be at 100% utilization of capacity by the end of 2020.
•	Brooge Energy expects the refinery to become operational in Q3 2021
•	Phase III is expected to provide capacity for an additional 22 million barrels of oil, increasing total storage capacity to approximately 4.5 million m3 and coming online in late 2022.

“We are pleased to report record financial results for the full year 2019,” said Nicolaas L. Paardenkooper, Chief Executive Officer of Brooge Energy. “Our impressive 23% revenue growth for 2019 was driven by our multi-year agreement with an offtake customer for our Phase I terminals, which operated at full capacity throughout the whole year. Furthermore, we have secured a multi-year contract for 100% of our Phase II storage facility with the same customer. Phase II is expected to be operational and in a position to start generating significant revenues starting in the second half of 2020. The launch of our Phase II operations will also expand our storage capabilities to now include crude oil, as well as adding more capacity for fuel oil and clean products.

“The disruption to oil markets caused by COVID-19 showed the high strategic value of having well-located storage assets, and we are pleased that our Phase I facilities remain fully operational at this time, having experienced limited impact from the COVID-19 pandemic. We continue to advance our strategy to build out the largest oil storage facility in the Port of Fujairah and have made meaningful progress toward this goal in recent weeks, including signing an agreement to commence a Front End Engineering Design (FEED) study and advancing negotiations with a potential customer for the Phase III capacity. Once Phase III is complete, which is anticipated to be in late 2022, we will have storage capacity for approximately 4.5 million m3.”

Syed Masood, Chief Financial Officer of Brooge Energy, commented on the financial results, “Our record revenue for 2019 was generated by fixed storage fees together with ancillary fees for services that include blending, heating, inter-tank transfers and throughput transfers. We are poised for significant revenue growth commencing in late 2020 with the launch of our Phase II operations, which are already fully contracted and will significantly expand our total capacity to 6.3 million barrels. The 2019 financial results include several one-time costs that were incurred when the Company secured a listing on NASDAQ in December 2019, such as additional legal, advisory and accounting fees that are not expected to re-occur.”

Financial Results for the Full Year Ended December 31, 2019:

		2019	2018	2017
	Notes	USD	USD	USD

Revenue	3	44,085,374	35,839,268	89,593
Direct costs	4	(10,202,465)	(9,607,360)	(2,295,809)

GROSS PROFIT / (LOSS)		33,882,909	26,231,908	(2,206,216)

Listing expenses	5	(101,773,877)	-	-
General and administrative expenses	6	(2,608,984)	(2,029,260)	(574,266)
Finance costs	7	(5,730,535)	(6,951,923)	(966,926)
Changes in fair value of
derivative financial instruments	18	(328,176)	(1,190,073)	-

(LOSS) PROFIT AND TOTAL COMPREHENSIVE
(LOSS) INCOME FOR THE YEAR		(76,558,663)	16,060,652	(3,747,408)

Basic and diluted (loss) / earnings per share	21	(0.95)	0.20	(0.05)

Revenue for the full year 2019 increased 23% to $44 million, compared to $36 million in the full year 2018.

Gross profit for the full year 2019 was $34 million, resulting in gross margin of 77%, compared to $26 million for the full year 2018.

The Company reported listing expenses of $101 million in 2019. As part of the business combination with Twelve Seas in 2019, Twelve Seas’ net assets of USD 32.4 million were assumed by the Company and the issuance of ordinary shares and warrants by the Company was recognized at fair value of USD 131.0 million, with the resulting difference amounting to USD 98.6 million representing the listing expense recognized on the transaction. In addition, the Group incurred other listing expenses such as lawyers and consultants fees of USD 3.1 million, resulting in a total listing expense of USD 101.9 million as reflected in the consolidated statement of comprehensive income. These listing expenses are one-off / non-recurring in nature and pertains only to the year ended Dec 31, 2019. The acquisition has been accounted for in terms of IFRS-2, which is aligned to guidance issued by the IFRIC. The difference between the fair value of the consideration paid and the fair value of the net assets acquired has been recognized as listing expense in profit and loss.

Loss and total comprehensive loss for the year 2019 was $77 million compared to a profit of $16 million in the full year 2018.

Basic and diluted loss per share was $(0.95) in 2019, compared with earnings per share of $0.20 in 2018.

Balance Sheet and Liquidity:

The Company had cash and cash equivalents of $20 million as of December 31, 2019.

Operational Update:

Phase I Update:
Phase I commenced operations in Jan 2018 by entering into an End User Agreement, a five-year lease and service agreement with an international energy trading company (the “Customer”). In August of 2019, the Company restructured its agreement with the End User into a Customer Agreement, a four-year lease and offtake agreement. To date, all of the Company’s revenues are comprised of Phase I operations which includes a monthly fixed fee to lease Phase I storage capacity regardless of whether the Customer uses any storage capacity, monthly variable fees based on the Customer’s, or its sublessee’s, usage of ancillary services, and throughput, blending, heating and inter-tank transfers.

Phase I is comprised of 14 oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.399 million m3 and related infrastructure.

Phase II Update:
Phase II expansion will include the construction of 8 additional oil storage tanks with an aggregate geometric oil storage capacity of approximately 0.601 million m3, which will increase BPGIC’s aggregate geometric oil storage capacity to approximately 1 million m3, or 6.3m barrels. After operations of Phase II in Q4 2020, Brooge expects to be the second largest non-captive storage provider in Fujairah. Construction of Phase II commenced in September 2018. Upon completion of construction, and similarly to Phase I, operations will commence on a staggered basis to ensure a safe and efficient start-up of operations. The Company has contracted phase 2 and anticipates 100% utilization of capacity by the end of 2020.

Phase II is expected to provide storage and blending of crude oil, in addition to fuel oil and clean products. As part of Phase II, BROG is following a similar approach to Phase I by investing in high-grade, long-life materials for the construction and development of its facilities.

Refinery Update:
The Company has entered into a refinery agreement with its Phase I off take customer. The Refinery Agreement provides that the parties will use their best efforts to finalize the technical and design feasibility studies for a refinery with a capacity of 25,000 bpd to be located on BPGIC’s Phase I and II land and operated by Brooge Energy. Brooge Energy and the Customer further agreed to negotiate a sublease agreement and a joint venture agreement to govern the terms on which BPGIC will sublease land to the Customer. BPGIC expects that the refinery will produce low sulfur fuel oil in compliance with IMO 2020 requirements.

BPGIC expects the refinery to become operational in Q3 2021.

Phase III:
The Company has secured a land lease to further expand its storage capacity in the Port of Fujairah near its existing facilities to increase from 1 million m3 in Phase I and II to approximately 4.5 million m3. The Phase III Land is the subject of ongoing feasibility studies, which, in parallel with prospective end-user discussions, will enable BPGIC to determine the optimal layout and product mix.

Phase III is expected to come online in late 2022.

COVID-19 Update and Outlook for Remainder of 2020
The Company will continue to carefully monitor any potential impact of COVID-19 on its operations, including travel and construction timelines, and will re-evaluate its plans as the situation evolves. Given the uncertainty surrounding the duration and magnitude of COVID-19, Brooge’s management team and Board are not yet willing to provide annual guidance at this time however will evaluate issuing guidance in the future. The Company’s Phase I facilities continue to operate at full capacity, with limited impact from the COVID-19 pandemic.

Conference Call and Webcast Information

Date:	July 7, 2020
Time:	8:00 a.m. ET / 4:00pm UAE
Dial-in numbers:	+1 877-425-9470 (U.S.), 800 035 703 290 (UAE), +1-201-389-0878 (International)
Instructions:	Request the “Brooge Energy Call”
Live webcast:	http://public.viavid.com/index.php?id=140122

About Brooge Energy Limited
Brooge Energy, formerly Brooge Holdings Limited, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com or
Investor.relations@bpgic.com

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

			(Restated)
		2019	2018
	Notes	USD	USD

ASSETS
Non-current assets
Property, plant and equipment	8	263,228,588	197,629,114
Advances to contractors	10	21,664,764	-

		284,893,352	197,629,114

Current assets
Inventories	9	179,644	147,090
Trade and other receivables	10	2,348,693	2,123,077
Bank balances and cash	11	19,830,771	37,351

		22,359,108	2,307,518

TOTAL ASSETS		307,252,460	199,936,632

EQUITY AND LIABILITIES
Equity
Share capital	12	8,804	8,000
Share premium	12	101,775,834	1,353,285
Warrants	13	16,983,200	-
Shareholders’ accounts	20	71,017,815	47,717,763
General reserve	14	680,643	680,643
(Accumulated losses) retained earnings		(65,340,421)	11,218,242

Total equity		125,125,875	60,977,933

Non-current liabilities
Term loans	15	74,160,950	-
Lease liability	16	28,624,259	28,108,801
Provisions	17	13,941	6,267

		102,799,150	28,115,068

Current liabilities
Bank overdraft	11	-	3,745,048
Term loans	15	14,539,187	94,792,088
Accounts payable, accruals and other payables	19	61,115,121	9,003,798
Derivative financial instruments	18	1,518,249	1,190,073
Lease liability	16	2,154,878	2,112,624

		79,327,435	110,843,631

Total liabilities		182,126,585	138,958,699

TOTAL EQUITY AND LIABILITIES		307,252,460	199,936,632